UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-39997

Adagene Inc.

(Exact Name of Registrant as Specified in Its Charter)

4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 215123
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F  ☐

Adagene Inc. (“Adagene or the Company”) (Nasdaq: ADAG), a company transforming the discovery and development of novel antibody-based therapies, today announced strategic investment and option exercise by Sanofi (Euronext: SAN FP).

Sanofi Foreign Participations B.V.(“Sanofi”) has agreed to make a strategic investment of up to US$25.0 million in Adagene. The investment will be made in two closings, with the first closing for US$17.0 million expected to occur on July 2, 2025, subject to the satisfaction of customary closing conditions. The second closing for US$8.0 million is subject to the Company’s achievement of Full Phase 2 Enrollment (as such term is defined in the Securities Purchase Agreement). The Company plans to use the proceeds to fund the development of muzastotug (ADG126), an anti-CTLA-4 SAFEbody, through a randomized phase 2 trial in microsatellite stable colorectal cancer (MSS CRC).

Under the terms of the securities purchase agreement dated June 30, 2025 (the “Securities Purchase Agreement”), Sanofi has agreed to purchase the Company’s Series A non-voting convertible preferred shares (the “Series A Preferred Shares”), each share of which is initially convertible into ten ordinary shares of the Company (the “Ordinary Shares”) in two closings, each subject to certain conditions. In the first closing, Sanofi has agreed to purchase 1,062,500 Series A Preferred Shares with an aggregate purchase price of US$17.0 million, reflecting an as-converted price of US$2.0 per American depositary share of the Company. The first closing of the transaction is expected to occur on July 2, 2025, subject to the satisfaction of customary closing conditions.

Upon the Company’s achievement of Full Phase 2 Enrollment on or prior to March 31, 2027 and subject to the satisfaction of other customary closing conditions, Sanofi has further agreed to purchase an additional US$8.0 million of Series A Preferred Shares with an aggregate purchase price of US$8.0 million at an as-converted price equal to the average VWAP of the Company’s ADSs over the thirty (30) trading days immediately preceding the date of delivery of the second closing notice. Pursuant to the terms of the transaction documents, Sanofi’s beneficial ownership shall not, at any time, exceed 19.99% of Adagene’s total issued and outstanding share capital.

To further explore the clinical potential of muzastotug, Adagene will supply Sanofi with muzastotug to evaluate the safety, efficacy, pharmacokinetics and biomarker data in combination with other anticancer therapies in over 100 patients in a phase 1/2 clinical trial in advanced solid tumors. Adagene continues to own worldwide commercial rights to muzastotug.

Sanofi has also exercised its option to select a third SAFEbody discovery program, utilizing Adagene’s proprietary masking technology and antibody engineering expertise. The bispecific therapeutic, with undisclosed targets, will be engineered by Adagene and induces an option exercise fee, as well as milestones and royalties as per the 2022 partnership agreement with Adagene.

In connection with the first closing, the Company will execute a Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Shares (the “Certificate of Designations”), designating 1,062,500 authorized and unissued preferred shares as Series A Preferred Shares and setting forth the powers, preferences, rights, qualifications, limitations and restrictions of the Series A Preferred Shares. The following is a description of the terms of the Series A Preferred Shares:

Conversion. Each Series A Preferred Share is convertible at the option of each holder at any time into 10 Ordinary Shares of the Company, subject to appropriate adjustment in the event of any share capitalization, share split, combination or other similar recapitalization. The Series A Preferred Shares will not be convertible by a holder to the extent that such holder or any of its affiliates would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion, as further described in the Certificate of Designations. A holder may increase or decrease the Maximum Percentage to any other percentage (not in excess of 19.99% of the issued and outstanding Ordinary Shares immediately after giving effect to the issuance of the Ordinary Shares issuable upon conversion of the Series A Preferred Shares) by delivering a written notice to the Company, provided that (i) any such increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company and (ii) any such increase or decrease does not apply to any other holder of Series A Preferred Shares the validity of any prior conversion of the Series A Preferred Shares.

Voting. Holders of Series A Preferred Shares shall have no voting rights on any Company matter.

Dividends. Holders of Series A Preferred Shares shall be entitled to receive, only when, as and if declared by the Company’s Board of Directors, out of any funds and assets legally available therefor, a share capitalization (“dividend”) on each outstanding Series A Preferred Share equal to $0.0001 per share (subject to appropriate adjustment in the event of any share capitalization, share split, combination or other similar recapitalization with respect to the Series A Preferred Shares), prior and in preference to any declaration or payment of any dividend (other than dividends on Ordinary Shares payable in Ordinary Shares) on Ordinary Shares during the same calendar year. The right to receive dividends on Series A Preferred Shares is non-cumulative, and no right to dividends shall accrue to holders of Series A Preferred Shares by reason of the fact that dividends on such shares are not declared or paid. Subject to the preferential rights described above, holders of the Series A Preferred Shares are entitled to receive dividends on Series A Preferred Shares equal (on an as-converted to Ordinary Shares basis) to and in the same form as dividends actually paid on Ordinary Shares.

Liquidation. Until the later of: (a) December 31, 2027 and (b) the public release of the top line data of product candidate ADG126 (such later date, the “Liquidation Preference Outside Date”, in the event of any Liquidation (as defined in the Certificate of Designation), the holders of Series A Preferred Shares then outstanding shall be entitled to be paid, before any payment to the holders of Ordinary Shares, an amount per Series A Preferred Share equal to the greater of (x) the original purchase price per Series A Preferred Share, plus any dividends declared but unpaid thereon or (y) such amount per Series A Preferred Share as would have been payable had all Series A Preferred Shares been converted into Ordinary Shares pursuant to Section 6 of the Certificate of Designation immediately prior to such Liquidation. Following the Liquidation Preference Outside Date, in the event of any Liquidation, the assets of the Company shall be distributed, after payment in full of any dividends declared but unpaid on the Series A Preferred Shares, among the holders of the Series A Preferred Shares and Ordinary Shares pro rata based on the number of shares held by each such holder (on an as-converted to Ordinary Shares basis).

As of December 31, 2024, the Company had audited cash and cash equivalents of US$85.2 million. The proceeds from Sanofi’s investment, together with the current cash and cash equivalents, are expected to be sufficient to fund planned operations into 2027.

Following the equity investment and strategic collaborations, a Sanofi representative will join Adagene’s Scientific Advisory Board (SAB), which provides strategic advice on the scientific and clinical aspects of the Company’s activities.

The foregoing description of the Certificate of Designations, the Securities Purchase Agreement and the Series A Preferred Shares issued under the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by references to the full text of the form of Certificate of Designations and the Securities Purchase Agreement, which are filed as Exhibits 4.1 and 10.1 to this Current Report on Form 6-K, respectively. and are incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Adagene on Form F-3 (No. 333-287161) to the extent not superseded by documents or reports subsequently filed.

FORWARD LOOKING Statement

The Company cautions you that statements contained in this report regarding matters that are not historical facts are forward-looking statements. These statements are based on the Company’s current beliefs and expectations. Such forward-looking statements include, but are not limited to, statements regarding management’s beliefs regarding the anticipated initial closing date of the private placement and the Company’s achievement of the milestone condition for the second closing of the Sanofi investment and the receipt of proceeds therefrom. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Company’s business, including, without limitation, market risks and other market conditions; the risk that the conditions to each of the closings under the Securities Purchase Agreement are not satisfied; potential delays in the commencement, enrollment and completion of clinical trials; Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Certificate of Designations of Preferences, Rights and Limitations, of Series A Non-Voting Convertible Preferred Shares.
10.1*	Securities Purchase Agreement, dated June 30, 2025, by and between the Company and Sanofi.
99.1	Press Release titled “Adagene announces up to $25 million strategic investment from Sanofi.”

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADAGENE, INC.

Date:	July 1, 2025	By:	/s/ Peter (Peizhi) Luo
Name: Peter (Peizhi) Luo
Title: Chief Executive Officer